Exhibit 77D:
On December 14, 2010, the Board of Directors of the Fund approved the following: effective March 1, 2011, the Fund will change its name to Cohen & Steers Emerging Markets Real Estate Fund, Inc., and its policy with respect to the investment of at least 80% of its net assets will change to, under normal market conditions, investing at least 80% of its net assets in securities issued by emerging markets real estate companies and other investments with economic characteristics similar to such securities. The Fund's investment objective will remain total return; however, generally the Fund expects the level of current income to vary over time.